Exhibit 99.1

Envigado, December 11, 2023

INFORMATION DISCLOSED BY the CASINO group

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company” or “Exito”) informs its shareholders and the market that today Casino Guichard Perrachon (the “Casino Group”) published the following information as a relevant fact (unofficial translation):

“Disposal of Casino stake in Éxito Group

Paris, 11 December 2023

Following the previous communication on 16 October 2023 regarding the disposal by Casino Group of its total equity interest in Almacenes Éxito S.A. (“Éxito Group”) to Grupo Calleja (“the Buyer”), the Casino group announces that the Buyer published in the Colombian newspaper El Colombiano, on 10 December 2023, the first notice of the Tender Offer to be launched in Colombia (the “Colombian TO”) in connection with the Buyer’s plan to acquire up to 100% of the outstanding shares of Éxito Group (including shares represented by American Depositary Shares and Brazilian Depositary Receipts), subject to a minimum condition to acquire at least 51% of the outstanding shares of Éxito Group (including shares represented by American Depositary Shares and Brazilian Depositary Receipts) (the “Transaction”).

In accordance with the information published by the Buyer, the Colombian TO will be open from 18 December 2023 to 19 January 2024 and the settlement will occur on the thirdd business day after the allocation of the Colombian TO by the Colombian stock exchange, at the end of January 2024.

As previously disclosed, the Casino group expects that the Buyer will also launch a tender offer in the United States (the “U.S. TO”) as part of the Transaction. As of the date hereof, the U.S. TO has not yet commenced, and the Buyer has not yet disclosed the dates during which the U.S. TO will remain open.

This communication is for informational purposes only under the current applicable laws and regulations and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements related to a pre-agreement for the purchase of and the proposed tender offer for shares of Éxito Group. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Casino Group’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the launch and completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Casino Group undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.”

Important Information for U.S. Investors

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares or other securities. If and at the time a tender offer is commenced, Cama Commercial Group, Corp. (the “Buyer”), has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Éxito will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed with the SEC by the Buyer and Éxito, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations.